Exhibit 99.8

CURALEAF HOLDINGS, INC.

and

LIFEBROOK INVESTMENTS LTD.

as Shareholders

and

Curaleaf, Inc.

as the Company

SHAREHOLDERS AGREEMENT

December 8, 2023

 ( i )

 ( ii )

EXHIBITS

EXHIBIT A Joinder Agreement
EXHIBIT B Protection Agreement
EXHIBIT C Form of Call Right Notice
EXHIBIT D Form of Put Right Notice
EXHIBIT E Form of Compliance Put Right Exercise Notice

 ( iii )

SHAREHOLDERS AGREEMENT

Shareholders Agreement dated December 8, 2023 (the “Agreement Date”) between Curaleaf Holdings, Inc., a corporation incorporated under the laws of the province of British Columbia, Canada (“Curaleaf Holdings”), Lifebrook Investments Ltd., an entity formed under the laws of England and Wales (the “Investor”), Curaleaf, Inc., a corporation incorporated under the laws of the State of Delaware, United States (the “Company”), and each other Person who after the Agreement Date become a Shareholder of the Company and becomes a party to this Agreement by executing a Joinder Agreement.

RECITALS

WHEREAS, Curaleaf Holdings and the Investor are the registered and beneficial owners of the Shares of the Company as set out below:

Shareholder	Number and Class of Shares

Curaleaf Holdings, Inc.	999 Class B Non-Voting Shares

Lifebrook Investments Ltd.	1 Class A Voting Share

WHEREAS, the Parties have entered into this Agreement to establish, among other things, the rights and obligations arising out of or in connection with the ownership of Shares.

NOW THEREFORE, in consideration of the foregoing premises, which are an integral part hereof, and in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1      Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Act” means the Delaware General Corporation Law.

“Additional Board Criteria” means that the applicable Director is independent (as defined in the National Instrument 52-110 – Audit Committees (Canada)) of Curaleaf Holdings and the Company.

“Affected Director” has the meaning specified in Section 3.3(1).

“Affiliate” means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control,” when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; provided, however, that a Person that, directly or indirectly, owns or controls over 50% or more of any voting securities, partnership, or other interests that provide the ability to cause the direction of the management and policies of such Person shall be deemed to control such other Person; and the terms “controlling” and “controlled” shall have correlative meanings.

“Agreement” means this shareholders agreement and all exhibits and schedules attached to it, as each may be amended, modified, supplemented or restated from time to time.

“Agreement Date” has the meaning specified in the preamble to this Agreement.

“Attribution Party” has the meaning specified in Section 7.6(2).

“Auditor” means [Redacted], or such other firm of chartered professional accountants appointed as the auditors of the Company.

“Authorization” means, with respect to a Person, any order, permit, approval, consent, waiver, license, or similar authorization of any Governmental Authority having jurisdiction over the Person.

“Beneficial Ownership Limitation” has the meaning specified in Section 7.6(2).

“Beneficial Ownership Limitation Note” has the meaning specified in Section 7.6(3).

“Board” means the board of directors of the Company.

“Business” has the meaning specified in Section 4.1.

“Business Day” means any day of the year, other than a Saturday, Sunday, or day on which commercial banks in New York, NY are authorized or required to close.

“Bylaws” means the Bylaws of the Company, as may be amended and/or restated from time to time.

“Call Right” has the meaning specified in Section 7.4(1).

“Call Right Notice” has the meaning specified in Section 7.4(2).

“Call Shares” has the meaning specified in Section 7.4(1).

“Cannabis Laws” means any laws or regulations promulgated or enacted by state or local jurisdictions in which the Curaleaf USA Group has operations pertaining to cannabis cultivation, dispensing, sale, storage, manufacturing, distribution, transporting, testing or other commercial cannabis activities.

“Cannabis Regulatory Body” means all applicable state and local licensing authorities with authority under a Cannabis Law, as the case may be.

“Certificate” means the Certificate of Incorporation of the Company, as amended and restated from time to time.

“Chair” means the chairman of the Board.

“Change in Control” means, with respect to any Person, (i) the sale, transfer or other disposition of all or substantially all of the assets of such Person to a Third Party Entity, (ii) a merger or consolidation of such Person with a Third Party Entity, or (iii) a transfer of more than fifty percent (50%) of the outstanding voting equity of such Person to a Third Party Entity; provided that no financing transaction involving the issuance of additional securities of such Person to a Third Party Entity shall constitute a Change in Control unless so determined by the Board.

“Class A Voting Share” means the share of Class A Voting Common Stock, $0.0001 par value per share, of the Company.

“Class B Non-Voting Shares” means the shares of Class B Non-Voting Common Stock, $0.0001 par value per share, of the Company.

“Class C Voting Shares” means the shares of Class C Voting Common Stock, $0.0001 par value per share, of the Company.

“Closing” with respect to a Sale Transaction means the consummation of the sale of the applicable Shares in such Sale Transaction.

“Closing Date” with respect to a Sale Transaction, means the date of Closing of the sale of the applicable Shares in such Sale Transaction.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company” has the meaning specified in the preamble to this Agreement.

“Compliance Put Closing Date” has the meaning specified in Section 7.7(1).

“Compliance Put Closing Notice” has the meaning specified in Section 7.7(6).

“Compliance Put Exercise Notice” has the meaning specified in Section 7.7(4).

“Compliance Put Note” has the meaning specified in Section 7.7(2).

“Compliance Put Right” has the meaning specified in Section 7.7(1).

“Compliance Put Roll-Up Shares” has the meaning specified in Section 7.7(1).

”Compliance Put Roll-Up Share Value” has the meaning specified in Section 7.7(2).

“Compliance Put Shares” has the meaning specified in Section 7.7(1).

“Consideration Shares” has the meaning specified in the Subscription Agreement.

“Conversion” has the meaning specified in Section 7.3.

“Curaleaf Holdings” has the meaning specified in the preamble to this Agreement.

“Curaleaf Holdings Designated Directors” has the meaning specified in Section 3.1.

“Curaleaf USA Group” means the Company and its Subsidiaries.

“Director(s)” means the Persons who are elected as directors of the Company in accordance with this Agreement.

“Distribution” means a distribution made by the Company to a Shareholder, whether in cash, property, or securities of the Company and whether by dividend, liquidating distribution or otherwise; provided, that none of the following shall be deemed to be a Distribution: (a) any redemption or repurchase by the Company from any Shareholder of any Shares; (b) any recapitalization or exchange of securities of the Company; or (c) any subdivision (by a split of Shares or otherwise) or any combination (by a reverse split of Shares or otherwise) of any outstanding Shares. “Distribute” when used as a verb shall have a correlative meaning.

“Exchange Rate” means the exchange rate for the conversion of a given currency into Canadian Dollars published by the Bank of Canada on the applicable date.

“Fiscal Year” means the twelve-month period commencing on January 1st of each year and ending December 31st of such year.

“GAAP” means the United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any United States, Canadian or other applicable (i) governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) subdivision or authority of any of the above; (iii) stock exchange; and (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Initial Investment” means USD$1,000,000, as further described in the Subscription Agreement.

“Investor” has the meaning specified in the preamble to this Agreement.

“Investor Designated Director” has the meaning specified in Section 3.1.

“Joinder Agreement” means the joinder agreement in form and substance attached hereto as Exhibit A.

“Jointly Designated Director” has the meaning specified in Section 3.1.

“Law” means any domestic or foreign, federal, state, provincial, or local statute, law, ordinance or code, or any written rules, regulations or administrative interpretations issued by any Governmental Authority pursuant to any of the foregoing, and any order, writ, injunction, directive, judgment or decree of a court of competent jurisdiction applicable to the Parties or their respective properties, assets, officers, directors, managers, employees or agents, as the case may be, with the exception of any of the foregoing as they relate to U.S. Federal Cannabis Laws.

“Lien” means (i) any mortgage, charge, pledge, hypothecation, security interest, assignment by way of security, encumbrance, lien (statutory or otherwise), hire purchase agreement, conditional sale agreement, deposit arrangement, title retention agreement or arrangement; (ii) any trust arrangement, (iii) any arrangement which creates a right of set-off outside the Ordinary Course of Business, (iv) any option, warrant, right or privilege capable of becoming a Transfer or (v) any agreement to grant any such rights or interests.

“Notice” has the meaning specified in Section 11.1.

“Observers” has the meaning specified in Section 3.5(1).

“Order” has the meaning specified in Section 7.7.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Organizational Documents” means the certificate of incorporation, amalgamation or amendment, bylaws, memorandum of association, operating agreement, partnership agreement, shareholders agreement, and/or similar constituting documents of a Person, in each case as amended and as applicable.

“Parties” means the Company and the Shareholders.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.

“Protection Agreement” means that certain Protection Agreement entered into on the date hereof between the Company and Curaleaf Holdings, a copy of which is attached hereto as Exhibit C.

“Purchased Shares” means the Shares being Transferred pursuant to a Sale Transaction, including Shares being redeemed by the Company pursuant to Section 7.4 or Section 7.5 below.

“Purchaser” means any Person or Persons purchasing, acquiring, or in the case of the Company, redeeming Shares pursuant to a Sale Transaction.

“Put Right” has the meaning specified in Section 7.5(1).

“Put Right Notice” has the meaning specified in Section 7.5(2).

“Put Shares” has the meaning specified in Section 7.5(1).

“Removal Event” has the meaning specified in Section 3.3(1).

“Replacement Investor” has the meaning specified in Section 7.7(5).

“Required Board Criteria” means an individual who (i) meets the qualification requirements to serve as a director under applicable Laws and the rules of any stock exchange on which the Subordinate Voting Shares are then listed; (ii) is not subject to any of the “bad actor” disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act; (iii) is not subject to any (A) criminal convictions, court injunction, or restraining orders; (B) order of a state or federal regulator; (C) SEC disciplinary order; (D) SEC cease-and-desist order; (E) SEC stop order; (F) suspension or expulsion from membership in a self-regulatory organization; or (G) U.S. Postal Service false representation orders; (iv) has not had a State and/or Local Cannabis License revoked by a Cannabis Regulatory Body; and (v) has not been determined to be unfit to have a management interest or role in a cannabis business by a Cannabis Regulatory Body.

“Roll-Up Shares” has the meaning specified in Section 7.4(1), and shall be determined in accordance with Section 7.6(1).

“Sale Transaction” means any transaction of purchase and sale (including redemption) for Shares contemplated by the provisions of this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Laws” means, as applicable, the securities Laws, regulations, rules, rulings and orders in each of the provinces/states and territories of Canada and the United States, the applicable policy statements, notices, blanket rulings, orders and all other regulatory instruments of the securities regulators in each of the provinces/states and territories of Canada and the United States.

“Seller” means any Person or Persons selling or otherwise selling, Transferring or disposing of Shares pursuant to a Sale Transaction.

“Shareholders” means Curaleaf Holdings and the Investor and each other Person who after the Agreement Date becomes a Shareholder of the Company and becomes a party to this Agreement by executing a Joinder Agreement.

“Shares” means the Class B Non-Voting Shares and the Voting Shares, and includes (i) any securities of the Company into which such shares may be converted, reclassified, re-designated, subdivided, consolidated or otherwise changed, (ii) any securities of the Company or of any other Person received by the holders of such shares as a result of any merger, amalgamation, consolidation, reorganization, arrangement or other similar transaction involving the Company and one or more wholly-owned Subsidiary(ies), (iii) any securities of the Company which are received by any one or more Persons as a share dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any shares of the Company or any of the other above securities.

“State and/or Local Cannabis License” means any license required by a state or municipality in order to operate a cannabis business or to own or lease property used by a cannabis business within that state or municipality’s jurisdiction.

“Subordinate Voting Shares” means the subordinate voting shares in the capital of Curaleaf Holdings.

“Subscription Agreement” means that certain Subscription Agreement between the Investor and the Company, providing for the subscription for one (1) Class A Voting Share of the Company by the Investor, dated as of December 8, 2023.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity if such Person or Persons shall control any board of managers or similar of such business entity. The term “Subsidiary” shall include all Subsidiaries of any such Subsidiary.

“Third Party Entity” means any other Person other than the Parties hereto, except (i) any legal entity (other than a natural person) that directly or indirectly controls, is controlled by, or is under common control with the Company or (ii) any entity with respect to which, following the transaction in question, a majority of the voting equity is owned directly or indirectly by the Shareholders of the Company prior to the transaction.

“Time of Closing” means 12:00 p.m. (Eastern Time) on the Closing Date of a Sale Transaction, or such other time as may be mutually agreed upon between the Seller and the Purchaser under such Sale Transaction.

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person.

“TSX” means the Toronto Stock Exchange.

“Underlying Company Subject Matter” has the meaning specified in Section 3.3(1).

“U.S. Federal Cannabis Laws” means any U.S. Federal law, civil, criminal, or otherwise, that prohibits or penalizes, the advertising, cultivation, harvesting, production, distribution, sale and possession of marijuana (as defined in the Controlled Substances Act) and/or related substances or products containing or relating to the same, and related activities.

“Voting Shareholder” means any Shareholder holding Voting Shares.

“Voting Shares” means, collectively, the Class A Voting Share and the Class C Voting Shares.

“VWAP” means volume weighted average trading price.

Section 1.2      References and Usage.

Unless expressly stated otherwise, in this Agreement:

(a)	reference to a gender includes all genders;

(b)	the singular includes the plural and vice versa;

(c)	“or” is used in the inclusive sense of “and/or”;

(d)	“any” means “any and all”;

(e)	the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”;

(f)	the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”;

(g)	$ or dollars refers to the United States currency unless otherwise specifically indicated;

(h)	accounting terms not specifically defined in this Agreement are to be interpreted in accordance with GAAP;

(i)	a statute includes all rules and regulations made under it, if and as amended, re-enacted or replaced from time to time;

(j)	a Person includes its heirs, administrators, executors, legal representatives, predecessors, successors and permitted assigns;

(k)	the term “notice” refers to oral or written notices except as otherwise specified;

(l)	the term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and all schedules to it, except as otherwise provided in this Agreement; and

(m)	whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be required to be made or such action will be required to be taken on or not later than the next succeeding Business Day and in the computation of periods of time, unless otherwise stated, the word “from” means “from and excluding” and the words “to” and “until” each means “to and including”.

Section 1.3      Headings, etc.

The use of headings (e.g., Article, Section, etc.) in this Agreement is for reference only and is not to affect the interpretation of this Agreement. References in the Agreement to Article, Section etc., unless otherwise specified, shall mean the applicable Article, Section, etc. of this Agreement.

Article 2
IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1      Actions in Accordance with Agreement.

Each Voting Shareholder will vote its Shares to give effect to this Agreement whether at a meeting of the Shareholders or by written consent of the Shareholders.

Section 2.2      Conflicts.

(1)	In the event of any conflict between the provisions of this Agreement and the provisions of the Organizational Documents of the Company, the provisions of this Agreement will prevail to the extent permitted by Law. Each of the Shareholders and the Company will, upon request by any other Party, take such steps and proceedings as may be required to amend the Organizational Documents of the Company to resolve any such conflicts in favor of this Agreement, to the extent permitted by Law.

(2)	In the event of any conflict between this Agreement and the Organizational Documents of a Subsidiary, the provisions of this Agreement will prevail to the extent permitted by Law. Upon request by any other Party, the Company shall take or cause to be taken such steps and proceedings to amend the Organizational Documents of the applicable Subsidiary to resolve any such conflicts in favor of this Agreement, to the extent permitted by Law.

(3)	In the event of any conflict between this Agreement and the Protection Agreement, the provisions of the Protection Agreement will prevail to the extent permitted by Law. Each of the Parties will, upon request by any other Party, take such steps and proceedings as may be required to amend this Agreement to resolve any such conflicts in favor of the Protection Agreement, to the extent permitted by Law.

Section 2.3      Subsidiary Actions.

(1)	The Company consents to this Agreement and agrees to be governed by its terms. The Company agrees to vote its shares or other equity interests in each of the Subsidiaries (as applicable) and to take all steps reasonably necessary and desirable to govern such Subsidiaries in accordance with the terms of this Agreement. The Company shall cause such Subsidiaries to act at all times in compliance with the provisions of this Agreement to the maximum extent permitted by Law.

(2)	Notwithstanding anything to the contrary contained herein, and for the avoidance of doubt, with respect to (i) any Subsidiary that is not wholly-owned (directly or indirectly) by the Company, or (ii) any Subsidiary that is managed (pursuant to Contract or otherwise) or controlled by any Person that is not the Company or a wholly-owned Subsidiary, then in such case it shall not be deemed a breach of this Agreement if the Company fails to cause such Subsidiary to take any action or refrain from taking any action, as required herein, so long as the Company has used commercially reasonable efforts to cause such Subsidiary to do so.

Section 2.4      Share Certificates or Instruments.

(1)	In addition to any legends required by applicable Securities Laws, all certificates, instruments or book entries representing Shares must bear a legend substantially in the following form:

“The shares represented hereby are subject to a shareholders agreement among the Company and its shareholders, as may be amended from time to time, and such shares may not be pledged, sold or otherwise transferred except in accordance with the terms of that agreement. Any transfer made in contravention of such restrictions is null and void. A copy of the agreement is on file at the registered office of the Company and available for inspection on request and without charge.

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.”

(2)	Upon the execution of this Agreement and throughout the term of this Agreement, the Investor shall deposit any original share certificates representing its issued Shares with the secretary from time to time of the Company, duly executed for transfer in blank on the reverse of such share certificates, or, if the Company is uncertificated, a stock assignment duly executed in blank. The Investor acknowledges that in the event that it fails to execute or cause to be executed all such agreements and documents as may be necessary under this Agreement, the Protection Agreement, the Act, the Organizational Documents of the Company or otherwise to enable the completion of a Sale Transaction in accordance with the terms hereof, the secretary from time to time may execute and deliver all such agreements and documents (including all transfers, share certificates, resignations and releases) as may be necessary to permit such Sale Transaction to be completed as provided in this Agreement and reflected on the books of the Company (and for such purposes the Investor irrevocably constitutes and appoints the secretary from time to time as the true and lawful attorney for the Investor with full power of substitution in the name of and on behalf of the Investor, with no restriction or limitation in that regard). This power of attorney is irrevocable, is coupled with an interest, has been given for valuable consideration (the receipt and adequacy of which are acknowledged) and survives, and does not terminate upon, the legal or mental incapacity, death, bankruptcy, dissolution, winding-up or insolvency of the Investor. This power of attorney extends to and is binding upon the Investor’s successors and permitted assigns. This power of attorney supersedes any prior delegation of authority that conflicts with it.

Section 2.5      Term of Agreement.

(1)	Subject to Section 2.5(2), this Agreement terminates on the earlier of the date on which:

(a)	one Person acquires all of the issued and outstanding securities of the Company; or

(b)	this Agreement is terminated by written agreement of all Parties.

(2)	The obligations of the Parties in Article 10 continue in full force and effect after termination of this Agreement. Even if this Agreement is terminated, each Party is responsible for paying all amounts owing by it under this Agreement prior to the date of termination, including any amounts owing for Shares purchased under this Agreement.

Section 2.6      Agreement to be Bound.

Each Person who becomes a Shareholder in accordance with the terms of this Agreement (including pursuant to a Transfer of Shares in accordance with the terms of this Agreement) must concurrently with, and as a condition to, becoming a Shareholder execute and deliver to the Company a Joinder Agreement, agreeing to be bound by this Agreement. Without limiting any other requirement under this Agreement, no Transfer shall be effective until such time as the Company receives a Joinder Agreement executed by the transferee.

Section 2.7      Deemed Consent.

The Investor (i) hereby consents to any Transfer of Shares made in accordance with this Agreement, and (ii) agrees that this consent satisfies any Investor consent requirement with respect to the Transfer of the Shares contained in this Agreement, the Protection Agreement and/or the Organizational Documents, as applicable, and that no further consent of the Investor is required under the Certificate or Bylaws or any other Organizational Document with respect to any such Transfer.

Article 3
DIRECTORS AND SHAREHOLDERS

Section 3.1      Directors of the Company.

(1)	Subject to this Section 3.1 and the Bylaws of the Company, the Board shall consist of four (4) Directors at all times.

(2)	Each Voting Shareholder agrees to vote, or cause to be voted, all Voting Shares owned by such Voting Shareholder, or over which such Voting Shareholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of the Shareholders at which an election of directors is held or pursuant to any written consent of the Shareholders, the following persons shall be elected to the Board:

(a)	For so long as Curaleaf Holdings is a Shareholder of the Company, two (2) Directors designated by Curaleaf Holdings (the “Curaleaf Holdings Designated Directors”), provided that such Curaleaf Holdings Designated Directors must meet the Required Board Criteria. The Curaleaf Holdings Designated Directors shall initially be Matthew Darin and Ed Kremer.

(b)	For so long as the Investor owns the Shares registered in its name as listed in the preamble hereof, one (1) Director designated by the Investor (the “Investor Designated Director”), subject to Section 3.1(3) below, provided that such Investor Designated Director must meet the Required Board Criteria and the Additional Board Criteria. The Investor Designated Director shall initially be [Redacted].

(c)	One (1) Director designated unanimously by Curaleaf Holdings and the Investor (the “Jointly Designated Director”), provided that such Jointly Designated Director must meet the Required Board Criteria and the Additional Board Criteria. Such Jointly Designated Director shall initially be [Redacted].

(3)	Any Investor Designated Director must be approved by Curaleaf Holdings prior to such Investor Designated Director’s election to the Board, such approval not to be unreasonably withheld. In the event that any Investor Designated Director proposed by the Investor is not approved by Curaleaf Holdings, the Investor shall be entitled to nominate another Person as the Investor Designated Director, provided that such designee is subject to the prior approval of Curaleaf Holdings, such approval not to be unreasonably withheld, and meets the Required Board Criteria and the Additional Board Criteria.

(4)	In the absence of any designation from the Person with the right to designate a Director as specified above, the Director previously designated by such Person and then serving shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until otherwise filled as provided above. Except as otherwise required by applicable Law, the Board shall not take any action, whether at a meeting or by written consent, during such time as any Curaleaf Holdings Designated Director seat remains vacant.

(5)	The Chair shall be a Curaleaf Holdings Designated Director selected by Curaleaf Holdings and shall initially be Matthew Darin. In the event of a tie vote among the Directors of the Company at any meeting of Directors, the Chair of the Board shall have a second or casting vote, as set forth in the Organizational Documents of the Company.

(6)	Each Voting Shareholder also agrees to vote, or cause to be voted, all Voting Shares owned by such Voting Shareholder, or over which such Voting Shareholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)	no Director elected pursuant to Section 3.1(2) of this Agreement may be removed from office unless (i) such removal is directed or approved by the Person(s) entitled under Section 3.1(2) to designate that Director, without limiting Section 3.1(3); or (ii) the Person(s) originally entitled to designate such Director pursuant to Section 3.1(2) is or are no longer so entitled to designate such Director;

(b)	any vacancies created by the resignation, removal or death of a Director elected pursuant to Section 3.1(2) shall be filled pursuant to the provisions of this Section 3.1; and

(c)	upon the request of any Person(s) entitled to designate a Director as provided in this Section 3.1 to remove such Director, such Director shall be removed.

(7)	All Voting Shareholders agree to execute any written consents required to perform the obligations of this Section 3.1, and the Company agrees at the request of any Person entitled to designate Directors to call a special meeting of Shareholders for the purpose of electing Directors.

(8)	A Director may resign at any time from the Board by delivering such Director’s written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board’s acceptance of a resignation shall not be necessary to make it effective.

(9)	The Directors may determine from time to time the remuneration, if any, to be paid to a Director for his or her services as a director of the Company. Each Director is entitled to be reimbursed by the Company for reasonable out-of-pocket expenses incurred in attending Directors’ meetings, Board committee meetings, and Shareholders’ meetings and in performing other duties of Directors of the Company upon presentation of receipts evidencing such expenses.

(10)	No Shareholder shall have any liability as a result of designating a person for election as a Director for any act or omission by such designated person in his or her capacity as a Director of the Company, nor shall any Shareholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

(11)	Each Voting Shareholder hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chair of the Company, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Board pursuant to this Section 3.1, and hereby authorizes the Chair to represent and vote, if and only if the Voting Shareholder (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Party’s Voting Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. Each of the proxy and power of attorney granted pursuant to this Section 3.1(11) is given in consideration of the agreements and covenants of the Company and the Parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates pursuant to Section 2.5 hereof. Each Voting Shareholder hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Voting Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 2.5 hereof, purport to grant any other proxy or power of attorney with respect to any of the Voting Shares, deposit any of the Voting Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote or grant any proxy or give instructions with respect to the voting of any of the Voting Shares, in each case, with respect to any of the matters set forth herein.

Section 3.2      Directors’ Meetings.

(1)	Meetings of the Directors shall be held at such time and place and in such manner as shall be set forth in the Bylaws of the Company and under applicable Law. It is the intention of the Company that meetings of the Directors of the Company shall be held on the same date and at the same place as the meetings of the board of directors of Curaleaf Holdings, immediately following such meetings.

(2)	At all meetings of the Board, a majority of Directors then in office shall constitute a quorum for the transaction of business; provided that any such quorum shall be required to include (the “Required Quorum”) (a) both Curaleaf Holdings Designated Directors and (b) the Investor Designated Director.

(3)	If a Required Quorum is not obtained at any meeting of the Board, a majority of the Directors present at such meeting may adjourn the meeting, subject to providing at least 24 hours’ notice to the remaining Directors of the time and place of such adjourned meeting. At such reconvened meeting, the quorum shall be at least two (2) Directors, which quorum must include both Curaleaf Holdings Designated Directors; provided that only matters contained in the original notice of meeting delivered pursuant to Bylaws of the Company and the Act shall be transacted at such adjourned meeting.

Section 3.3      Removal of Affected Director.

(1)	If, during any time while the Company or any Company Subsidiary holds any State and/or Local Cannabis License, any of the following occur, as determined in accordance with and subject to Section 3.4 below, the Voting Shareholders shall immediately take all such action and execute all such consents and documentation as may be required to immediately remove such Director (the “Affected Director”) from such position, and the Company and Non-Voting Shareholders shall fully cooperate in the taking of such action and execution of such documentation, upon which the Affected Director will cease to be a Director (each, a “Removal Event”):

(a)	a Director does not comply with the Required Board Criteria or, if applicable, the Additional Board Criteria;

(b)	a Director does not comply with State and/or Local Cannabis License requirements as reasonably determined by the Chair, including the failure to timely and thoroughly complete regulatory submissions and filings;

(c)	a Cannabis Regulatory Body issues a recommendation or advises the Company’s counsel that the Affected Director is unfit to have a management interest or role in a cannabis business;

(d)	a Cannabis Regulatory Body issues a recommendation against the issuance to the Company of a State and/or Local Cannabis License or revokes a State and/or Local Cannabis License, which recommendation cites the participation of the Affected Director as a material factor in the decision, or a Cannabis Regulatory Body conditions the issuance of a State and/or Local Cannabis License on the removal of the Affected Director as a Director of the Company;

(e)	a Cannabis Regulatory Body advises the Company or any Subsidiary in writing, or it is otherwise determined by court order, that a decision on the Company’s or any Subsidiary’s State and/or Local Cannabis License is being delayed beyond one (1) year following the filing of the Company’s or such Subsidiary’s application for a State and/or Local Cannabis License, and the Company or such Subsidiary is advised before or after said date that the sole reason for such delay is the participation of or concerns about the Affected Director;

(f)	the Affected Director demonstrates a repeated failure to attend meetings with a Cannabis Regulatory Body as may be required for the Company’s or any Subsidiary’s business to be conducted. As used herein, repeated failure to attend shall be demonstrated by the failure to attend any meeting without good cause, or any two (2) meetings with or without cause, with any Cannabis Regulatory Body; or

(g)	the Affected Director fails to provide information to a Cannabis Regulatory Body which is requested by or required by such Cannabis Regulatory Body.

Section 3.4      Right of Affected Director to Withdraw or Recuse.

Prior to the removal of an Affected Director described above, if the Removal Event is the result of the Affected Director’s involvement with a specific and distinct part of the Company or a Subsidiary (such as operation of a subset of the Company’s or Subsidiaries’ State and/or Local Cannabis Licenses) (in any case, “Underlying Company Subject Matter”), then, the Affected Director may withdraw or recuse themselves from such Underlying Company Subject Matter if the recusal or withdrawal is permitted by the applicable Cannabis Regulatory Body and has the same effect on the Company and/or applicable Subsidiary as it relates to the Underlying Company Subject Matter as the Affected Director being removed as a Director. Whether a Removal Event has occurred and, if so, whether the Affected Director may withdraw or recuse himself or herself from the Underlying Company Subject Matter instead of being removed as a Director, shall be determined by a majority of the Directors who are not Affected Directors; provided that before such Directors permit a recusal or withdrawal by the Affected Director from the Underlying Company Subject Matter, they must first receive advice of Company’s counsel that recusal or withdrawal will have the same effect on the Underlying Company Subject Matter as a removal from the Board would have. Such recusal or withdrawal shall be set forth in a written resolution of the Board. In the event a Removal Event occurs but does not affect the Underlying Company Subject Matter (which shall be determined by the acceptance or approval by the relevant Cannabis Regulatory Body of either (i) the Affected Director acting as a Director of the Company or (ii) the Underlying Company Subject Matter irrespective of the involvement of the Affected Director therewith), then the majority of the Directors who are not Affected Directors may waive the removal by the Voting Shareholders of the Affected Director.

Section 3.5      Board Observers.

(1)	Curaleaf Holdings shall have the right to appoint any and all of the members of its board of directors who are not otherwise Directors as non-voting observers to the Company’s Board (“Observers”). The initial Observers are:

(a)	[Redacted];

(b)	[Redacted];

(c)	[Redacted];

(d)	[Redacted];

(e)	[Redacted];

(f)	[Redacted];

(g)	[Redacted]; and

(h)	[Redacted].

(2)	Each Observer shall be entitled to attend meetings of the Board and any committee of the Board, to receive all information provided to the members of the Board or its committees (including minutes of previous meetings of the Board or such committees, written consents of the Board, and any notice of meeting of the Board or such committees) at the time such information is provided to the Board, and to contribute to the discussions taking place at such meetings; provided that (i) the Observer shall not be entitled to vote on any matter submitted to the Board or any of its committees nor to offer any motions or resolutions to the Board or such committees; (ii) the Company may withhold information or materials from the Observer and exclude such Observer from any meeting or portion thereof if (as reasonably determined by the Board) access to such information or materials or attendance at such meeting (A) would adversely affect the attorney-client or litigation privilege between the Company and its counsel; (B) would reasonably be expected to result in a conflict of interest, (C) is required to be restricted by any agreement with another Person; or (D) would reasonably be expected to result in an adverse effect on the Company or its Subsidiaries; and (iii) the Observer shall be subject to the same obligations as Directors with respect to confidentiality, conflicts of interest, and misappropriation of corporate opportunities.

(3)	Each Observer shall be entitled to be reimbursed for reasonable out-of-pocket expenses incurred in attending Directors’ meetings and Board committee meetings of the Company upon presentation of receipts evidencing such expenses.

Section 3.6      Shareholder Meetings.

(1)	Meetings of Shareholders of the Company shall be held at such time and place, and in such manner, as shall be set forth in the Company’s Bylaws, and as required under applicable Law.

(2)	Curaleaf Holdings shall be entitled to receive notice of all Shareholder meetings, including the date, time and location of any meeting of Shareholders, which such notice shall include the details and a summary description of any matters to be deliberated at such Shareholder meeting.

(3)	Curaleaf Holdings shall be entitled to receive copies of all Shareholder consents.

(4)	Except as otherwise required by Law, the Directors, the President (if any), the Secretary (if any), the Assistant Secretary (if any), any lawyer for the Company, the auditor of the Company, Curaleaf Holdings, and any other Persons invited by the Directors, are entitled to attend any meeting of Shareholders; provided that, for the avoidance of doubt, any such Person (i) shall not be counted toward a quorum for such meeting, (ii) is not entitled to vote at the meeting unless such Person is a Voting Shareholder or proxy holder entitled to vote at such meeting, and (iii) shall be subject to confidentiality obligations with respect to such meeting, except as required by Law.

Section 3.7      Exercise of Authority.

Unless otherwise expressly required in this Agreement or applicable Law, all decisions, approvals, determinations and consents of the Directors or the Shareholders required by this Agreement shall be decided, approved, determined or consented to in the manner set forth in the Company’s Bylaws.

Section 3.8      Indemnification.

The Company will indemnify any Director to the fullest extent permitted by the Act. Nothing in this Agreement limits the right of any Director to claim indemnity apart from the provisions of this Agreement, if the Director is entitled to such indemnity.

Section 3.9      Insurance.

The Company may purchase and maintain insurance for the benefit of any person (or their heirs or legal personal representatives) who: (1) is or was a director, officer, manager, employee or agent of the Company or any Subsidiary; (2) is or was a director, officer, manager, employee or agent of a corporation or limited liability company at a time when such entity is or was an Affiliate of the Company or any Subsidiary; (3) at the request of the Company, is or was a director, officer, manager, employee or agent of a corporation, limited liability company partnership, trust, joint venture or other unincorporated entity; (4) at the request of the Company, holds or held a position equivalent to that of a director or officer of a corporation, limited liability company, partnership, trust, joint venture or other unincorporated entity; in each case, against any liability incurred by them as such director, officer, manager, employee or agent or person who holds or held such equivalent position.

Section 3.10      Protection Agreement.

No Party shall take any action or fail to take an action, or shall cause the Company to take any action or fail to take an action, of which the result is a contravention or breach of any term of the Protection Agreement.

Article 4
BUSINESS AND MANAGEMENT OF THE COMPANY

Section 4.1      Business of the Company.

The business of the Company will be to carry on any business or activity, and to have and exercise all of the powers, rights and privileges which a corporation incorporated pursuant to the Act may have and exercise (the “Business”). As of the Agreement Date, the Business of the Company is more particularly described as the cultivation, processing, distributing, marketing, and selling of cannabis and hemp and cannabis- and hemp-derived products.

Section 4.2      Management of the Company.

Subject to Section 4.3, the Directors will manage, or supervise the management of, the Business and affairs of the Company in accordance with this Agreement, the Protection Agreement, the Act and the Organizational Documents of the Company.

Section 4.3      Shareholder Approvals.

(1)	In addition to any other approval required by Law, the Parties will not take any action or fail to take any action which could result in a violation or breach of any term of the Protection Agreement, including making a decision about, taking action on or implementing any of the activities listed in Section 2(b) of the Protection Agreement without Curaleaf Holdings’ prior written consent pursuant to Section 2(b) of the Protection Agreement.

(2)	The approval required under Section 4.3(1) is in addition to any other approvals required by Law. In the event other Shareholder approvals are required to make a decision about, take action on or implement the Protection Agreement, each Voting Shareholder shall fully co-operate in and vote in favor of, and shall not dissent from, the proposed decision or action and to the maximum extent permitted by applicable Law (including waiving, or causing to be waived, any dissent rights in respect of such proposed decision or action).

Section 4.4      Financial Statements.

Each Shareholder hereby waives its right (if any) to be provided with standalone audited financial statements of the Company so long as audited consolidated financial statements of Curaleaf Holdings are provided.

Section 4.5      Books and Records.

The Company will maintain accurate and complete books and records of all transactions and other matters as are usually entered into books of account in accordance with GAAP. Each Shareholder or its nominee or other authorized agent or representative is entitled to examine and make copies of such books and records during normal business hours on reasonable notice and at its own expense.

Article 5
FINANCING THE COMPANY

Section 5.1      Additional Capital.

Except as approved under Section 4.3, or as otherwise provided in this Agreement, the Shareholders have no obligation to (i) loan or advance any amount to the Company, (ii) otherwise finance the Company or any of its Subsidiaries, or (iii) secure or guarantee in any way the payment or performance of any indebtedness of the Company.

Article 6
Distributions

Section 6.1      Limitation on Distributions.

Notwithstanding any provision to the contrary in this Agreement, the Company shall not make any Distribution if such Distribution would violate the Protection Agreement, the Organizational Documents of the Company, the Act or other applicable Law.

Article 7
RESTRICTIONS ON TRANSFER

Section 7.1      Restrictions on Transfer by Shareholders.

(1)	The Investor agrees that, notwithstanding anything to the contrary contained herein, the Investor will not, directly or indirectly (including through the Transfer of equity securities of the Investor), voluntarily or involuntarily, Transfer any of its Shares without the prior written consent of Curaleaf Holdings, which consent may be withheld or conditioned in its sole and absolute discretion. The Investor agrees to ensure that all equity holders in the Investor agree in writing to be bound by the provisions of this Section 7.1(1). For the avoidance of doubt, Curaleaf Holdings may Transfer its Shares without the consent of the Investor, provided that such Transfer complies with the remaining provisions of this Agreement.

(2)	Without limiting Section 7.1(1) above, any Transfer of Shares by a Shareholder shall be in compliance with the terms of this Agreement, the Protection Agreement and the Organizational Documents of the Company.

(3)	Without limiting Section 7.1(1) above, no proposed Transfer to a proposed transferee in accordance with this Agreement shall be effective unless and until such transferee complies with Section 2.6.

(4)	To the maximum extent permitted by Law:

(a)	any purported Transfer of Shares in violation of this Agreement or the Protection Agreement shall be null and void;

(b)	the Company will not permit such a purported Transfer to be recorded on the share register of the Company maintained for the Shares, and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue to be treated) as the owner of such Shares for all purposes of this Agreement; and

(c)	from the date of any purported Transfer of Shares in violation of this Agreement or the Protection Agreement, all rights attaching to such Shares and all rights attaching to any other Shares of the Shareholders involved with the purported Transfer are suspended and are inoperative until the purported Transfer is rescinded. During such time such Shares may not be voted and no dividends or other distributions may be paid or made on such Shares. These rights are in addition to and not in lieu of any other remedies.

Section 7.2      Encumbering of Shares.

The Investor may not grant a Lien on any of its Shares without the prior written consent of Curaleaf Holdings in its sole and absolute discretion.

Section 7.3      Conversion Right.

(1)	At any time and from time to time, Curaleaf Holdings shall have the right by written election to the Company to convert all or any portion of its Class B Non-Voting Shares (including any fraction of a Share) into Class C Voting Shares, on a one-for-one basis, along with the aggregate accrued or accumulated and unpaid dividends thereon, without the payment of additional consideration (the “Conversion”).

(2)	To effectuate a Conversion under Section 7.3(1), Curaleaf Holdings shall (i) submit a written election to the Company that such holder elects to convert Class B Non-Voting Shares, the number of Class B Non-Voting Shares elected to be converted, and, if applicable, the name of Curaleaf Holdings’ nominee to receive the Class C Voting Shares, and (ii) surrender, along with such written election, to the Company (x) if the Company’s Shares are certificated, the certificate or certificates representing the Class B Non-Voting Shares being converted, duly assigned or endorsed for transfer to the Company if requested by the Company (or accompanied by duly executed stock powers relating thereto if requested by the Company) or, (y) if the stock certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by Curaleaf Holdings, or (z) if the Company’s Shares are uncertificated, such duly executed written instrument or instruments of transfer as may be requested by the Company. The conversion of such Class B Non-Voting Shares hereunder shall be deemed effective as of the date of surrender of such Class B Non-Voting Shares certificate(s), or delivery of such affidavit of loss or instrument of transfer, as set forth above. Upon the receipt by the Company of a written election and the surrender of such certificate(s) (if applicable) and related materials, the Company shall as promptly as practicable (but in any event within five (5) Business Days after the effective date of Conversion) deliver to Curaleaf Holdings (A) a certificate or other instrument reflecting ownership in Curaleaf Holdings’ name (or the name Curaleaf Holdings’ nominee as stated in the written election) for the number of Class C Voting Shares (including any fractional share) to which Curaleaf Holdings shall be entitled upon Conversion of the applicable Class B Non-Voting Shares as calculated under Section 7.3(1) and, if applicable, (B) a certificate or other instrument reflecting ownership in Curaleaf Holdings’ name (or the name of Curaleaf Holdings’ nominee as stated in the written election) for the number of Class B Non-Voting Shares (including any fractional Class B Non-Voting Share) represented by the certificate(s) or instrument of ownership delivered to the Company for Conversion, but otherwise not elected to be converted under the written election. All Class C Voting Shares issued hereunder by the Company shall be duly and validly issued, fully paid and non-assessable, free and clear of all taxes, adverse claims, security interests, Liens, charges and encumbrances with respect to the issuance thereof.

(3)	All Class B Non-Voting Shares converted as provided in Section 7.3 shall no longer be deemed outstanding as of the effective time of the applicable Conversion, and all rights of Curaleaf Holdings with respect to such Class B Non-Voting Shares shall immediately cease and terminate as of such time.

(4)	Notwithstanding anything to the contrary contained herein, in the event of any Conversion pursuant to this Section 7.3 (a) such Conversion shall result in the automatic exercise of the Call Right and Put Right, (b) the closing of the Call Right and Put Right, and the resulting issuance of the Roll-Up Shares, shall occur simultaneously with the closing of the Conversion, in accordance with the provisions of this Article 7, and (c) each Party shall be deemed to have provided such notice, and each Party shall take such action, as shall be necessary to effectuate such simultaneous closings.

Section 7.4 Call Right.

(1)	During the term of this Agreement, the Company shall have the right (but not the obligation) (the “Call Right”) to acquire and redeem from the Investor and to require the Investor to sell, assign and Transfer to the Company all (but not less than all) of the Shares of the Company held by the Investor (the “Call Shares”), in consideration for the issuance by Curaleaf Holdings of Subordinate Voting Shares (the “Roll-Up Shares”) as set forth in, and subject to, Section 7.6, in all respects in compliance with applicable Laws and the rules of the TSX or any other stock exchange on which the Subordinate Voting Shares are then listed for trading.

(2)	The Call Right may be exercised by the Company at any time by delivering a Call Right exercise notice to the Investor and Curaleaf Holdings in the form attached as Exhibit C (a “Call Right Notice”), in accordance with Section 11.2, specifying that the Company wishes to exercise the Call Right and the desired date of such exercise, and requiring the Investor to sell, assign and Transfer the Call Shares to the Company on such date. Notwithstanding the foregoing, in the event that the Company exercises (or is deemed to have exercised) its Call Right upon a Conversion by Curaleaf Holdings, the Closing of the Call Right shall occur simultaneous with the closing of the Conversion.

(3)	Upon receipt of a Call Right Notice by the Investor, the Investor shall be obligated to sell, assign and Transfer to the Company the Call Shares, and Curaleaf Holdings shall be obligated to issue to the Investor the Roll-Up Shares in accordance with Section 7.6, in each case on the date set forth in the Call Right Notice.

(4)	The Closing of the Sale Transaction in connection with the exercise of the Call Right shall be effectuated on the date set forth in the Call Right Notice, in accordance with the Closing procedures set forth in Article 8, subject to Section 1.2(m).

Section 7.5 Put Right.

(1)	Subject to the terms and conditions set out in this Agreement, from the earliest of: (i) the effective date of the Conversion by Curaleaf Holdings pursuant to Section 7.3; (ii) the announcement by Curaleaf Holdings of (x) any Change in Control of Curaleaf Holdings, (y) any transaction that would result in the Investor no longer owning all of the Voting Shares in the Company, or (z) the securities of Curaleaf Holdings becoming subject to a take-over bid or equivalent; (iii) any insolvency, bankruptcy or similar event involving Curaleaf Holdings or the Company that has not been vacated, discharged, stayed or bonded pending appeal within sixty (60) days from the entry thereof; (iv) the issuance of any financial statements by Curaleaf Holdings containing a going concern qualification for two (2) consecutive quarters; (v) the date that Curaleaf Holdings becomes listed on any nationally recognized stock exchange in the United States, which listing is not contingent on maintaining the corporate structure of the Company; or (vi) the five (5)-year anniversary of the Agreement Date, the Investor shall have the right (but not the obligation, subject to Section 7.3(4)) (the “Put Right”) to require the Company to purchase and redeem from the Investor all (but not less than all) of its Shares (the “Put Shares”) in consideration for the issuance of the Roll-Up Shares by Curaleaf Holdings, as set forth in, and subject to, Section 7.6, in all respects in compliance with the applicable Laws and the rules of the TSX or any other stock exchange on which the Subordinate Voting Shares are then listed for trading.

(2)	The Put Right may be exercised by the Investor by delivering a Put Right exercise notice to the Company and Curaleaf Holdings in the form attached as Exhibit D (a “Put Right Notice”), in accordance with Section 11.2. The Put Right Notice shall specify that the Investor wishes to exercise the Put Right and the date of such desired exercise, and requiring the Company to purchase and redeem the Put Shares from the Investor on such date, as specified in the Put Right Notice, subject to and in accordance with the requirements of Section 7.5(3) below.

(3)

(a)	In the event that the Investor exercises (or is deemed to have exercised) its Put Right pursuant to clause (i) of Section 7.5(1) above upon a Conversion by Curaleaf Holdings, the Closing of the Put Right shall occur simultaneous with the closing of the Conversion.

(b)	In the event that the Investor delivers a Put Right Notice pursuant to any of clauses (ii), (iii) or (v) of Section 7.5(1) above, the Closing of the Put Right shall occur on such date as is specified in the Put Right Notice; provided that such Closing Date shall be no earlier than five (5) Business Days following the date of delivery of the Put Right Notice.

(c)	In the event that the Investor exercises its Put Right prior to the effective date of Conversion pursuant to either clause (iv) or (vi) of Section 7.5(1) above, the Closing of the Put Right shall occur on such date as is specified in the Put Right Notice; provided that such Closing Date shall be no earlier than six (6) months after the date of delivery of the Put Right Notice. For the avoidance of doubt, the Closing Date of the Put Right Sale Transaction may occur on the five (5)-year anniversary of the Agreement Date even if a Conversion has not occurred by such date, so long as the Investor has delivered the Put Right Notice on or prior to the date that is four and one-half (4 ½) years from the Agreement Date.

(4)	Upon receipt of a Put Right Notice, the Company shall be obligated to purchase and redeem from the Investor and the Investor shall be obligated to sell, assign and Transfer to the Company the Put Shares, and Curaleaf Holdings shall be obligated to issue to the Investor the Roll-Up Shares in accordance with Section 7.6.

(5)	The Closing of the Sale Transaction in connection with the exercise of the Put Right shall be effectuated on the applicable date set forth in the Put Right Notice, in accordance with this Section 7.5, Section 7.6 and the Closing procedures set forth in Article 8, subject to Section 1.2(m); provided, however, that notwithstanding anything to the contrary in this Agreement, in the event that the completion of a Sale Transaction following and in connection with the exercise of the Put Right by the Investor would jeopardize the listing of the Subordinate Voting Shares on the TSX or another nationally recognized stock exchange in the United States, the Company shall be entitled, in its sole and absolute discretion, to delay the Closing Date of such Sale Transaction until such time as it receives (a) a confirmation by the TSX or such other nationally recognized stock exchange in the United States to the effect that the listing of the Subordinate Voting Shares on the TSX or such other nationally recognized stock exchange in the United States would not be affected by such Sale Transaction, and (b) a confirmation by the Auditors that it will not affect the consolidation of Curaleaf Holdings and the Company for the purposes of Curaleaf Holdings’ consolidated financial statements.

Section 7.6 Roll-Up Shares.

(1)	For purposes of Section 7.4 and Section 7.5, the number of Roll-Up Shares issuable to the Investor pursuant to the Call Right or Put Right, as applicable, shall equal the greater of:

(a)	(i) (x) the amount of the Initial Investment (as converted based on the Exchange Rate on the Business Day prior to the Agreement Date) plus (y) the amount equal to [Redacted]% per annum on the Initial Investment for the time period between the Agreement Date and the date of issuance of such Roll-Up Shares (as converted based on the Exchange Rate on the Business Day prior to such date of issuance), divided by (ii) the VWAP of the Subordinate Voting Shares on the TSX for the five (5) trading days prior to such date of issuance of the Roll-Up Shares; and

(b)	(i) the number of Consideration Shares, plus (ii) (x) the amount equal to [Redacted]% per annum on the Initial Investment for the time period between the Agreement Date and the date of issuance of such Roll-Up Shares (as converted based on the Exchange Rate on the Business Day prior to such date of issuance) divided by (y) the VWAP of the Subordinate Voting Shares on the TSX for the five (5) trading days prior to the applicable date of issuance of the Roll-Up Shares;

provided, however, that the issuance of the Subordinate Voting Shares to the Investor shall be made in compliance with the rules of the TSX.

(2)	Notwithstanding anything to the contrary in this Agreement, the Investor shall not be entitled to receive Subordinate Voting Shares, and Curaleaf Holdings shall not issue to the Investor Subordinate Voting Shares, to the extent that, in the reasonable determination of Curaleaf Holdings, after giving effect to such issuance, the Investor (together with its Affiliates, and any other Persons acting together with the Investor or any of the Investor’s Affiliates (such Persons, the “Attribution Parties”)), would beneficially own, or have control or direction over, Subordinate Voting Shares in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, “beneficial ownership” shall have the meaning ascribed thereto in National Instrument 62-104 – Take Over Bids and Special Transactions (Canada) and “acting together” shall mean acting together to influence the outcome of a vote of security holders as such concept is used in the context of the definition of “materially affect control” in Part I of the TSX Company Manual. The “Beneficial Ownership Limitation” shall equal 19.99% of the number of Subordinate Voting Shares outstanding immediately after giving effect to the issuance of the Subordinate Voting Shares issuable hereunder. The provisions of this paragraph shall be construed and implemented so as to ensure strict compliance with the Beneficial Ownership Limitation, and the Parties acknowledge and agree that in no event shall any ambiguity with respect to this Section 7.6(2) be resolved in favor of the Investor if such interpretation would provide the Investor with beneficial ownership of Subordinate Voting Shares in excess of the Beneficial Ownership Limitation. The Parties further acknowledge and agree that this Section 7.6(2) shall be deemed amended or construed so as to correct this paragraph (or any portion of this paragraph) that may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Beneficial Ownership Limitation.

(3)	In the event the issuance of Subordinate Voting Shares to the Investor as contemplated by this Agreement would have the effect of providing any Attribution Party with beneficial ownership, direction or control over Subordinate Voting Shares in excess of the Beneficial Ownership Limitation, Curaleaf Holdings shall only issue the number of Subordinate Voting Shares to the Investor required to ensure strict compliance with the Beneficial Ownership Limitation. In such event, the Company shall issue the Investor a promissory note, with all principal due at the maturity date of three (3) years from the issuance thereof, with simple interest equal to the prime interest rate then in effect, as reported by the Wall Street Journal, plus [Redacted] (the “Beneficial Ownership Limitation Note”). The principal under such Beneficial Ownership Limitation Note shall equal (i) the value of the aggregate Roll-Up Shares which would have been issuable to the Investor by Curaleaf Holdings pursuant to Section 7.6(1) but for the Beneficial Ownership Limitation, minus (ii) the value of the Subordinate Voting Shares actually issued to the Investor. For purposes of this Section 7.6(3), the value of the applicable Subordinate Voting Shares shall be calculated based on the VWAP of the Subordinate Voting Shares on the TSX for the five (5) trading days prior to the date of issuance of the portion of the Roll-Up Shares actually issued.

(4)	Within sixty (60) days after the end of each Fiscal Year, Curaleaf Holdings shall remit to the Investor a statement showing the calculation for the number of Roll-Up Shares issuable to the Investor as of December 31st of such Fiscal Year, assuming the Put Right or the Call Right had been exercised (or deemed exercised) by the Investor or the Company, as applicable, effective as of such date.

Section 7.7 Compliance Put Right.

(1)

(a)	Without limiting and in addition to the provisions of Section 7.5, if at any time the Investor receives a bona fide written order, writ, injunction, directive, judgment or decree of a Governmental Authority applicable to the Investor (collectively, an “Order”), and such Order prohibits the Investor from holding the Shares or would otherwise cause the Investor to be in violation of applicable Law as a result of the Investor holding the Shares, (i) the Investor shall promptly provide the Company with a copy of such Order, and (ii) the Investor shall have the right (the “Compliance Put Right”) to require the Company to purchase and redeem from the Investor all (but not less than all) of its Shares (the “Compliance Put Shares”) in consideration for the issuance by Curaleaf Holdings to the Investor of the Compliance Put Roll-Up Shares on the Closing Date of the Compliance Put Right (the “Compliance Put Closing Date”), subject to the remaining provisions of this Section 7.7.

(b)	The “Compliance Put Roll-Up Shares” shall mean the number of Subordinate Voting Shares equal to the number of Roll-Up Shares calculated in accordance with the provisions of Section 7.6(1).

(c)	For the avoidance of doubt, the obligations of Curaleaf Holdings to issue the Compliance Put Roll-Up Shares are subject to the same limitations and restrictions related to the Beneficial Ownership Limitation as are set forth in Section 7.6(2) and Section 7.6(3), which includes without limitation the right of the Company to issue a Beneficial Ownership Limitation Note in lieu of Curaleaf Holdings’ issuance of some or all of the Compliance Put Roll-Up Shares, to the extent set forth in Section 7.6(2) and Section 7.6(3).

(2)	Notwithstanding the foregoing, solely in the event that the Investor receives an Order that prohibits the Investor from receiving or holding the Compliance Put Roll-Up Shares or would otherwise cause the Investor to be in violation of applicable Law as a result of the Investor holding the Compliance Put Roll-Up Shares, then (x) the Investor shall promptly provide the Company with a copy of such Order, and (y) in lieu of causing Curaleaf Holdings to issue the Compliance Put Roll-Up Shares, the Company shall pay the Investor (or cause the payment of) the Compliance Put Roll-Up Share Value. Such payment shall be made on the Compliance Put Closing Date, at the Company’s sole election, either (i) in cash, or (ii) by issuance of a promissory note in the principal amount equal to the Compliance Put Roll-Up Share Value, with all principal due at the maturity date of three (3) years from the issuance thereof, with simple interest equal to the prime interest rate then in effect, as reported by the Wall Street Journal, plus [Redacted] (the “Compliance Put Note”).

(3)	For the avoidance of doubt, for purposes of Section 7.7(2) above, the “Compliance Put Roll-Up Share Value” shall equal the greater of:

(a)	(i) the amount of the Initial Investment, plus (ii) the amount equal to [Redacted]% per annum on the Initial Investment for the time period between the Agreement Date and the Compliance Put Closing Date; and

(b)	(i) (x) the number of Consideration Shares, divided by (y) the VWAP of the Subordinate Voting Shares on the TSX for the five (5) trading days prior to the Compliance Put Closing Date, plus (ii) the amount equal to [Redacted]% per annum on the Initial Investment for the time period between the Agreement Date and the Compliance Put Closing Date.

(4)	The Compliance Put Right may be exercised by the Investor by delivering a Compliance Put Right exercise notice to the Company and Curaleaf Holdings substantially in the form attached as Exhibit E (a “Compliance Put Exercise Notice”), in accordance with Section 11.2. The Compliance Put Exercise Notice shall specify that the Investor wishes to exercise the Compliance Put Right, and shall include reasonable detail regarding the bona fide compliance reasons for such desired exercise. In the event that the Investor is required under applicable Law to receive the Compliance Put Roll-Up Share Value in lieu of the Compliance Put Roll-Up Shares, as described in Section 7.7(2) above, then the Investor shall specify in the Compliance Put Exercise Notice reasonable detail regarding the bona fide compliance reasons for such requirement. The Investor shall provide all such supporting documentation and information related to such compliance concerns as the Company and/or Curaleaf Holdings may reasonably request.

(5)	Upon receipt of the Compliance Put Exercise Notice, without limiting the Company’s and Curaleaf Holdings’ rights as set forth in Section 7.7(8), the Company and Curaleaf Holdings shall have the right to delay the Compliance Put Closing in order to identify, and obtain regulatory approval of, a replacement investor (the “Replacement Investor”) to hold the Compliance Put Shares in lieu of the Investor, subject to and in compliance with applicable Law. In such event, the Company agrees to use best efforts to identify a Replacement Investor candidate and to file an application or applications with the applicable Governmental Authorities (as determined by the Company) for regulatory approval of such Replacement Investor candidate within sixty (60) days of the Company’s receipt of the Compliance Put Exercise Notice. In the event that any Governmental Authority notifies the Company in writing of a final rejection of any Replacement Investor candidate, the Company shall have the right to identify, and seek regulatory approval for, one or more other Replacement Investor candidates. In such event, the Company shall use best efforts to identify another Replacement Investor candidate and file an application or applications with the applicable Governmental Authorities (as determined by the Company) for regulatory approval of such Replacement Investor candidate within sixty (60) days of the Company’s receipt of written notice of a final rejection of the previous Replacement Investor candidate. In the event that the Company does not receive regulatory approval of any Replacement Investor candidate from all applicable Governmental Authorities and the Compliance Put Closing does not occur within one hundred eighty (180) days of the Company’s receipt of the Compliance Put Exercise Notice delivered in accordance with this Section 7.7 (the “Replacement Investor Deadline”), the Company shall indemnify and hold the Investor harmless from all regulatory fines and other direct costs actually incurred by the Investor and its Affiliates as a direct result of the Company’s failure to identify and obtain regulatory approval for a Replacement Investor prior to the Replacement Investor Deadline.

(6)	Upon the Company’s receipt of regulatory approval of any Replacement Investor candidate from all applicable Governmental Authorities, the Company shall send written notice to the Investor of such approval within five (5) Business Days of receipt thereof (the “Compliance Put Closing Notice”). The Compliance Put Closing Notice shall include the Company’s proposed Compliance Put Closing Date, which shall be no later than fifteen (15) Business Days from the date of such Compliance Put Closing Notice. In the event that the Investor is required under applicable Law to receive the Compliance Put Roll-Up Share Value in lieu of Compliance Put Roll-Up Shares, the Company shall specify in the Compliance Put Closing Notice whether it elects to pay such Compliance Put Roll-Up Share Value in cash or by a Compliance Put Note.

(7)	At the Compliance Put Closing, the Company shall be obligated to purchase and redeem from the Investor and the Investor shall be obligated to sell, assign and Transfer to the Company the Compliance Put Shares, and the Company shall be obligated to, as applicable, (i) cause Curaleaf Holdings to issue to the Investor the Compliance Put Roll-Up Shares, (ii) pay or cause to be paid to the Investor the Compliance Put Roll-Up Share Value in cash, or (iii) issue to the Investor the Compliance Put Note, in each case in accordance with and subject to the terms of this Section 7.7. Notwithstanding the foregoing, at the Compliance Put Closing, the Company may, in lieu of redeeming the Compliance Put Shares, direct the Investor to Transfer the Compliance Put Shares to the Replacement Investor, using such reasonable assignment documentation as shall be provided by the Company.

(8)	The Closing of the Sale Transaction in connection with the exercise of the Compliance Put Right shall be effectuated on the applicable Closing Date set forth in the Compliance Put Closing Notice, in accordance with this Section 7.7 and the Closing procedures set forth in Article 8, subject to Section 1.2(m); provided, however, that notwithstanding anything to the contrary contained in this Agreement, in the event that the Closing of the Compliance Put Right on such Closing Date would jeopardize the listing of the Subordinate Voting Shares on the TSX or another nationally recognized stock exchange in the United States, the Company shall be entitled, in its sole and absolute discretion, to further delay the Closing Date until such time as it receives (a) a confirmation by the TSX or such other nationally recognized stock exchange in the United States to the effect that the listing of the Subordinate Voting Shares on the TSX or such other nationally recognized stock exchange in the United States would not be affected by such Sale Transaction, and (b) a confirmation by the Auditors that it will not affect the consolidation of Curaleaf Holdings and the Company for the purposes of Curaleaf Holdings’ consolidated financial statements.

Article 8
Procedure for Sale of Shares

Section 8.1 Pre-Closing Covenants of the Parties.

(1)	From the date that a Sale Transaction is agreed to, until the Closing Date for the applicable Sale Transaction, the Company will not, and the Shareholders will not permit the Company to, do anything that is not in the Ordinary Course of Business; provided that the foregoing limitation shall not apply during the notice period applicable to a Put Right Sale Transaction that is effectuated pursuant to Section 7.5(1)(ii), Section 7.5(1)(iii), Section 7.5(1)(v) or Section 7.5(1)(vi) or during the notice period(s) applicable to a Compliance Put Right Sale Transaction that is effectuated pursuant to Section 7.7.

(2)	Subject to Section 8.1(4), each party to a Sale Transaction will take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to ensure compliance with the conditions in Section 8.2 and Section 8.3.

(3)	Each Seller to a Sale Transaction will take all necessary steps and corporate proceedings, if applicable, to permit good title to the Purchased Shares to be duly and validly Transferred and assigned to the Purchaser at the Time of Closing, free of all Liens other than the restrictions on Transfer, if any, contained in the Company’s Organizational Documents, this Agreement and the Protection Agreement (as applicable).

(4)	Each party to a Sale Transaction will use its commercially reasonable efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Authority and obtain or cause to be obtained all Authorizations, necessary or advisable in order to complete the Sale Transaction. However, no party to a Sale Transaction is required to take any steps or action that would, in the sole discretion of that party, affect its right to own, use or exploit any of its assets or carry on its business.

Section 8.2 Conditions for the Benefit of the Purchaser.

(1)	The completion of a Sale Transaction is subject to the following conditions to be fulfilled or performed, on or before the Closing Date, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	the Seller must represent and warrant to the Purchaser that (i) on the Closing Date the Purchased Shares are owned by the Seller as the registered and beneficial owner with good title, free and clear of all Liens other than those restrictions on Transfer, if any, contained in the Organizational Documents of the Company, this Agreement and the Protection Agreement (as applicable), and (ii) upon completion of the Sale Transaction, the Purchaser will have good and valid title to the Purchased Shares sold by the Seller (or the Purchased Shares shall be cancelled, in the case of redemption), free and clear of all Liens other than (A) those restrictions on Transfer, if any, contained in the Organizational Documents of the Company, this Agreement and the Protection Agreement (as applicable), and (B) Liens granted by the Purchaser;

(b)	all filings, notices and Authorizations necessary to complete the Sale Transaction must be made, given or obtained; and

(c)	the Closing of the Sale Transaction will not result in the violation of any Law.

Section 8.3 Conditions for the Benefit of the Seller.

The completion of a Sale Transaction is further subject to the following conditions to be fulfilled or performed on or before the Closing Date, which conditions are for the exclusive benefit of the Seller and may be waived, in whole or in part, by the Seller in its sole discretion:

(a)	all filings, notices and Authorizations necessary to complete the Sale Transaction must be made, given or obtained; and

(b)	the Closing of the Sale Transaction will not result in the violation of any Law.

Section 8.4 Closing Procedures.

(1)	The Closing of a Sale Transaction will take place through the electronic exchange of documents, at the Time of Closing on the Closing Date or at such other place, on such other date and at such other time as the parties to the Sale Transaction may agree to in writing.

(2)	Subject to satisfaction or waiver by the relevant party to the Sale Transaction of the conditions of Closing, at the Closing of the Sale Transaction:

(a)	The Seller will assign and Transfer title and deliver actual possession of the Purchased Shares to the Purchaser and endorse the share certificates or other instrument representing the Purchased Shares for Transfer to the Purchaser or for cancellation by the Purchaser in the case of redemption by the Company, as the case may be;

(b)	The Purchaser will pay or satisfy the purchase price for the Purchased Shares by delivering to the Seller: (i) if the consideration for the Purchased Shares is cash, i.e. pursuant to Section 7.7(2), a certified check, bank draft or wire transfer of immediately available funds in the full amount of the purchase price for the Purchased Shares, (ii) if the consideration for the Purchased Shares is the Roll-Up Shares, i.e. pursuant to Section 7.4 or Section 7.5, by causing the issuance of the Roll-Up Shares and the registration and issuance of such Roll-Up Shares in the name of the Seller, and/or issuing the Beneficial Ownership Limitation Note, if applicable, as contemplated by this Agreement, (iii) if the consideration for the Purchased Shares is the Compliance Put Roll-Up Shares, i.e. pursuant to Section 7.7(1), by causing the issuance of the Compliance Put Roll-Up Shares and the registration and issuance of such Compliance Put Roll-Up Shares in the name of the Seller, and/or issuing the Beneficial Ownership Limitation Note, if applicable, as contemplated by this Agreement, (iv) if the consideration for the Purchased Shares is the Compliance Put Note, i.e. pursuant to Section 7.7(2), by issuing the Compliance Put Note as contemplated by this Agreement, or (v) if the consideration for the Purchased Shares is other assets or securities, by delivering such assets or securities to the Seller;

(c)	The Seller will deliver releases to the Company and the other Shareholder(s), releasing all claims that the Seller may have against the Company, the other Shareholder(s) and their Affiliates with respect to any matter or thing up to and including the Time of Closing, except for any claims which might arise out of the Sale Transaction, in the form satisfactory to the Company and the other Shareholder(s), acting reasonably.

(d)	If the Investor is the Seller, all indebtedness owing by the Investor to the Company or the other Shareholder will be repaid on or prior to the Time of Closing. If the Seller fails to repay such indebtedness, the Purchaser will deduct the amount of such indebtedness from the purchase price and the amount of the purchase price payable to the Investor will be reduced accordingly.

Section 8.5 Non-Completion of Sale Transaction.

In addition to and without limiting any remedy that may be available at Law to the Seller, in the event that the Purchaser fails to complete the Sale Transaction in accordance with the requirements of this Agreement, and such failure does not result, directly or indirectly, from any fault or breach of the Seller, the Seller may, at its option, by written notice to the Purchaser, Company and other Shareholder(s), terminate all of its obligations relating to the Sale Transaction and, upon the giving of such notice, such obligations will be terminated without prejudice to the continued effectiveness of this Agreement.

Section 8.6 As Is, Where Is.

Except for any representations and certifications to be provided pursuant to this Article 8 and any post-Closing covenants expressly set forth in this Agreement, any Sale Transaction contemplated by this Agreement shall be completed on an “as is, where is” basis as of the relevant Closing Date, and without any representation, warranties, covenants or undertakings of any nature whatsoever, whether express or implied, as to any matter, condition or thing pertaining to or affecting the relevant party’s assets or business, or any information or documentation disclosed to the parties to the Sale Transaction.

Article 9
REPRESENTATIONS AND WARRANTIES

Section 9.1 Representations and Warranties of the Shareholders.

Each Shareholder represents and warrants as follows and acknowledges and confirms that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Qualification. It is a corporation incorporated and existing under the laws of its jurisdiction of incorporation and has the corporate power to enter into and perform its obligations under this Agreement.

(b)	Authorization. The execution and delivery of and performance by it of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or other action on the part of the Shareholder.

(c)	Validity of Agreement. The execution and delivery of and performance by the Shareholder of this Agreement:

(i)	will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of the Shareholder’s Organizational Documents;

(ii)	will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other Person to exercise any rights under any contracts or instruments to which the Shareholder is a party or pursuant to which any of the Shareholder’s assets may be affected;

(iii)	will not result in a breach of, or cause the termination or revocation of, any authorization held by the Shareholder or necessary to the ownership of Shares by the Shareholder; and

(iv)	will not result in the violation of any Law.

(d)	Authorizations and Consents. There is no requirement on the part of the Shareholder to make any filing with or give any notice to any Governmental Authority, or obtain any Authorization, in connection with the completion of the transactions contemplated by this Agreement, except for filings and notifications required by applicable Securities Laws and the rules or regulations of any stock exchange on which the securities of Curaleaf Holdings are posted for trading, or pursuant to Cannabis Laws or required by Cannabis Regulatory Bodies. There is no requirement on the part of the Shareholder to obtain any consent, approval or waiver of any Person under any contracts or instruments to which the Shareholder is a party or pursuant to which any of the Shareholder’s assets may be affected in connection with the completion of the transactions contemplated by this Agreement, other than consents, approvals or waivers required by applicable Securities Laws and the rules or regulations of any stock exchange on which the securities of Curaleaf Holdings are posted for trading, and pursuant to Cannabis Laws or by Cannabis Regulatory Bodies.

(e)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of each of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(f)	Title to Shares. The Shares set out opposite the Shareholder’s name in the preamble of this Agreement are owned by the Shareholder as the registered and beneficial owner with good title, free and clear of all Liens, other than those restrictions on Transfer, if any, contained in the Organizational Documents of the Company, this Agreement and the Protection Agreement (as applicable).

(g)	Protection Agreement. Each Shareholder has reviewed the Protection Agreement and acknowledges and agrees to the restrictions set forth in the Protection Agreement.

Section 9.2 Survival.

The representations, warranties and covenants of the Parties contained in this Article are given as of the Agreement Date and remain in full force and effect during the term of the Agreement until such Shareholder is no longer a party to this Agreement.

Article 10
CONFIDENTIALITY

Section 10.1 Confidentiality Obligation.

The Shareholders will keep all Confidential Information confidential and will not disclose any Confidential Information to any Person or use any Confidential Information except as permitted by this Agreement or as required by Law, including pursuant to Canadian or US securities laws or any recognized stock exchange on which Curaleaf Holdings may be listed from time to time. The Shareholders may disclose Confidential Information to their respective employees and advisors but only to the extent that they need to know the Confidential Information, they have been informed of the confidential nature of the Confidential Information and they agree to be bound by and act in accordance with this Section 10.1. “Confidential Information” means all information relating to the business, operations, assets, liabilities, plans, prospects and other affairs of the Company, its Subsidiaries, the Shareholders, and their officers, directors and managers, this Agreement, the Protection Agreement or the transactions contemplated by this Agreement, in whatever form.

Section 10.2 Confidentiality Exceptions.

The restrictions set out in Section 10.1 do not apply to Confidential Information or any part of it that:

(a)	is or becomes generally available to the public;

(b)	is required to be disclosed by Law; or

(c)	is permitted in writing to be disclosed by the Person who owns such Confidential Information.

Section 10.3 Ownership of Confidential Information.

To the extent that any Confidential Information is owned by a Party it will remain the exclusive property of that Party. Nothing in this Agreement or in the disclosure of any Confidential Information will confer any interest in the Confidential Information on a receiving party.

Section 10.4 Non-Disparagement.

The Parties shall not, whether directly or indirectly, disparage or make any statement or publication that is intended to or has the effect of disparaging, impugning or injuring the reputation or interests of the Company, its Subsidiaries or Affiliates, the Business, or any other Party to this Agreement, as well as their respective affairs, products, services, shareholders, officers or employees, without limiting any statement or publication that is required by Law, including pursuant to Canadian or US securities laws or any recognized stock exchange on which Curaleaf Holdings may be listed from time to time.

Section 10.5 Continuing Obligation.

Each Party continues to be bound by the applicable provisions set out in this Article 10 even after it ceases to be a party to this Agreement.

Article 11
MISCELLANEOUS

Section 11.1 Protection Agreement.

Except as required by applicable Law, any action taken by the Company, a Shareholder, the Board, or any officer of the Company that constitutes a material breach of the Protection Agreement in accordance with its terms, shall be considered null and void, and the Company and all Shareholders agree that (1) neither the Company nor any Shareholder has authority to take any such action and (2) notwithstanding anything to the contrary in this Agreement, this Section 11.1 shall be for the benefit of and enforceable solely by Curaleaf Holdings or its permitted assigns, as applicable, which shall be entitled to seek any relief or remedy (including specific performance) permissible under applicable Law in connection therewith. The Company and each Shareholder acknowledge and agree that the Protection Agreement shall remain in full force and effect upon a Transfer of Shares to the extent set forth therein, and each holder of Shares now or in the future shall be entitled to the benefits and protections set forth in the Protection Agreement, to the extent applicable to such holder.

Section 11.2 Notices.

Except as otherwise provided in this Agreement or required by Law, any notice, demand or other communication required or permitted to be given pursuant to this Agreement shall have been sufficiently given for all purposes if, upon the earlier of actual receipt, or: (i) personal delivery to the Party to be notified; (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications shall be sent to the respective Parties’ address specified below or to such other address as subsequently notified by written notice given in accordance with this Section 11.2.

(a)	If to the Company, at:

420 Lexington Avenue, Suite 2035
New York, NY 10170-0052
	Attention:	Matthew Darin, President
	Telephone:	[Redacted – Personal Information]
	Email:	[Redacted – Personal Information]

(b)	If to Curaleaf Holdings, at:

420 Lexington Avenue, Suite 2035
New York, NY 10170-0052
	Attention:	Matthew Darin, President
	Telephone:	[Redacted – Personal Information]
	Email:	[Redacted – Personal Information]

(c)	If to the Investor, at:

[Redacted – Personal Information]
	Attention:	[Redacted – Personal Information]
	Telephone:	[Redacted – Personal Information]
	Email:	[Redacted – Personal Information]

Section 11.3 Time of the Essence.

Time is of the essence in this Agreement.

Section 11.4 Third Party Beneficiaries.

The Parties intend that this Agreement will not benefit or create any right or cause of action in favor of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 11.5 No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes any Party, or any of its directors, officers or employees, the trustee, fiduciary, representative, agent, principal, partner, joint venturer, employer, employee of any other Party. It is understood that no Party has the capacity to make commitments of any kind or incur obligations or liabilities binding upon any other Party.

Section 11.6 Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 11.7 Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties.

Section 11.8 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 11.9 Entire Agreement.

This Agreement, together with the Organizational Documents of the Company, the Protection Agreement, the Subscription Agreement and all related exhibits and schedules, constitutes the entire agreement between the Parties with respect to the matters contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties related to such matters. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement, the Subscription Agreement and the Protection Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into this Agreement.

Section 11.10 Further Assurances.

In case at any time after the Agreement Date any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party.

Section 11.11 Successors and Assigns.

(1)	This Agreement becomes effective as of the Agreement Date only when executed by all of the Parties. After that time, it is binding on and inures to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

(2)	Except as otherwise provided in this Agreement, and except for any assignment executed in connection with a Transfer of Shares effectuated in accordance with the requirements of this Agreement, including without limitation Section 2.6, neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

Section 11.12 Severability.

If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 11.13 Governing Law.

This Agreement and any claim, controversy or dispute arising out of or related to this Agreement, the relationship of the Parties and/or the interpretation and enforcement of the rights and duties of the Parties, whether arising in contract, tort, equity or otherwise, shall be governed by and construed, enforced and governed in accordance with the domestic Laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute), without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 11.14 Submission to Jurisdiction

The Parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject matter jurisdiction over such suit, action, or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice, or other document by registered mail to the address set forth in Section 11.2 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 11.15 WAIVER OF JURY TRIAL.

AS A SPECIFICALLY BARGAINED INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT (WITH EACH PARTY HAVING HAD OPPORTUNITY TO CONSULT COUNSEL), EACH PARTY HERETO EXPRESSLY AND IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR LEGAL PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN, AND ANY LAWSUIT OR LEGAL PROCEEDING RELATING TO OR ARISING IN ANY WAY TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN SHALL BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 11.16 Independent Legal Advice.

Each of the Shareholders acknowledges that each has been advised that independent legal advice should be obtained in respect of this Agreement and has had an opportunity to seek such advice prior to execution of this Agreement.

Section 11.17 Injunctive Relief.

The Parties hereby agree that, in the event of breach of this Agreement (including the documents attached hereto or referred to herein), damages would be difficult, if not impossible, to ascertain, that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to and without limiting any other remedy or right it may have, each Party shall be entitled to an injunction or other equitable relief in any court of competent jurisdiction, without any necessity of proving damages or any requirement for the posting of a bond or other security, enjoining any such breach, and enforcing specifically the terms and provisions hereof. The Parties hereby waive any and all defenses they may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief.

Section 11.18 Remedies Cumulative.

The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 11.19 Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more such counterparts has been signed by each of the Parties and delivered to the other Parties. Counterparts may be delivered via electronic mail (including portable document format (PDF) or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com).

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IN WITNESS WHEREOF the Parties have executed this Shareholders’ Agreement effective as of the Agreement Date.

CURALEAF HOLDINGS, INC.

By:	(signed) “Matthew Darin”
Name: Matthew Darin
Title: CEO

LIFEBROOK INVESTMENTS LTD.

By:	(signed) “[Redacted]”
Name: [Redacted – Personal Information]
Title: Authorized Signatory

CURALEAF, INC.

By:	(signed) “Ed Kremer”
Name: Ed Kremer
Title: Treasurer and Secretary

EXHIBIT A
Joinder Agreement

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Shareholders Agreement dated as of December 8, 2023 by and among Curaleaf Holdings, Inc., a corporation incorporated under the laws of the province of British Columbia, Canada, Lifebrook Investments Ltd., an entity formed under the laws of England and Wales, and Curaleaf, Inc., a corporation incorporated under the laws of the State of Delaware, United States (the “Company”), as it may be amended, modified, restated, replaced or supplemented from time to time (the “Shareholders Agreement”). Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Shareholders Agreement.

By executing and delivering this Joinder Agreement to the Company, the undersigned hereby (i) agrees to become, and shall as of the date hereof be deemed to be, a party to and bound by, and agrees to comply with, the provisions of the Shareholders Agreement as a holder of Shares in the same manner as if the undersigned were an original signatory to the Shareholders Agreement, (ii) affirms and acknowledges that the undersigned shall be deemed to be a “Shareholder” for all purposes of the Shareholders Agreement, (iii) acknowledges having received and reviewed a copy of the Shareholders Agreement and the Protection Agreement referred to therein, and (iv) represents and warrants that the representations and warranties contained in the Shareholders Agreement on the part of the Shareholders are deemed to be made by the undersigned and are true and correct with respect to the undersigned as of the date hereof.

This Joinder Agreement shall inure to the benefit of and be binding on the undersigned and the successors and permitted assigns of the undersigned. A signed copy of this Joinder Agreement delivered by email or other means of electronic transmission, including an electronic signature, will be deemed to have the same legal effect as delivery of an original signed copy of this Joinder Agreement.

Accordingly, the undersigned has executed and delivered this Joinder Agreement as of [month] [day], [year].

Signature:
Name of entity (if applicable):

Name of Signatory:

Title of Signatory (if applicable):

Address:

Acknowledged and agreed:

CURALEAF, INC.

Name: ●
Title: ●

EXHIBIT B
Protection Agreement

[Voluntarily omitted – Filed separately.]

EXHIBIT C
Form of Call Right Notice

TO:            LIFEBROOK INVESTMENTS LTD.

AND TO:      CURALEAF HOLDINGS, INC.

The undersigned hereby refers to that certain Shareholders Agreement dated as of December 8, 2023 by and among Curaleaf Holdings, Inc., a corporation incorporated under the laws of the province of British Columbia, Canada, Lifebrook Investments Ltd., an entity formed under the laws of England and Wales, and the undersigned, a Delaware corporation, as it may be amended, modified, restated, replaced or supplemented from time to time (the “Shareholders Agreement”). All terms used but not otherwise defined in this Call Right Notice have the meanings given to them in the Shareholders Agreement.

The undersigned is exercising its Call Right in respect of the Shares currently held by the Investor pursuant to Section 7.4 of the Shareholders Agreement, and is hereby requiring that the Investor sell to the undersigned such Investor Shares in accordance with the Shareholders Agreement, with the Closing to occur on [DATE]. Upon tender of the Investor Shares in accordance with Article 7, Curaleaf Holdings Inc. shall issue to the Investor the Roll-Up Shares on such date, subject to the requirements of the Shareholders Agreement.

The undersigned acknowledges that this Call Right Notice is irrevocable and binding on it and that the resulting Sale Transaction shall take place on and subject to the terms of the Shareholders Agreement.

DATED [month] [day], [year].

CURALEAF, INC.

By:
Name:
Title:

EXHIBIT D
Form of Put Right Notice

TO:            CURALEAF, INC.

AND TO:      CURALEAF HOLDINGS, INC.

The undersigned refers to that certain Shareholders Agreement dated as of December 8, 2023 by and among the undersigned, Curaleaf, Inc., a Delaware corporation, and Curaleaf Holdings, Inc., a corporation incorporated under the laws of the province of British Columbia, Canada, as it may be amended, modified, restated, replaced or supplemented from time to time (the “Shareholders Agreement”). All terms used but not otherwise defined in this Put Right Notice have the meanings given to them in the Shareholders Agreement.

The undersigned is exercising its Put Right in respect of the Put Shares currently held by the Investor pursuant to Section 7.5 of the Shareholders Agreement, and is hereby requiring that the Company acquire and redeem from the Investor such Put Shares in accordance with the Shareholders Agreement, with the Closing to occur on [DATE], subject to the requirements of the Shareholders Agreement.

Upon tender of such Put Shares in accordance with Article 7, Curaleaf Holdings shall issue to the Investor the Roll-Up Shares on such date, subject to the requirements of the Shareholders Agreement.

The undersigned acknowledges that this Put Right Notice is irrevocable and binding on it and that the resulting Sale Transaction shall take place on and subject to the terms of the Shareholders Agreement.

DATED [month] [day], [year].

LIFEBROOK INVESTMENTS LTD.

By:
Name:
Title:

EXHIBIT E
Form of Compliance Put Exercise Notice

TO:            CURALEAF, INC.

AND TO:      CURALEAF HOLDINGS, INC.

The undersigned refers to that certain Shareholders Agreement dated as of December 8, 2023 by and among the undersigned, Curaleaf, Inc., a Delaware corporation, and Curaleaf Holdings, Inc., a corporation incorporated under the laws of the province of British Columbia, Canada, as it may be amended, modified, restated, replaced or supplemented from time to time (the “Shareholders Agreement”). All terms used but not otherwise defined in this Compliance Put Exercise Notice have the meanings given to them in the Shareholders Agreement.

The undersigned is exercising its Compliance Put Right in respect of the Compliance Put Shares currently held by the Investor pursuant to Section 7.7 of the Shareholders Agreement, and is hereby requiring that the Company acquire and redeem from the Investor such Compliance Put Shares in accordance with the Shareholders Agreement.

The undersigned hereby represents and warrants to the Company and Curaleaf Holdings that the undersigned is required to exercise its Compliance Put Right pursuant to the Order attached as Exhibit A hereto.

[Upon tender of the Compliance Put Shares in accordance with the provisions of Section 7.7, Curaleaf Holdings shall issue to the Investor the Compliance Put Roll-Up Shares, in accordance with Section 7.7.]

[The undersigned hereby further represents and warrants to the Company and Curaleaf Holdings that in connection with its exercise of its Compliance Put Right in accordance with the provisions of Section 7.7, the undersigned is required to receive the Compliance Put Roll-Up Share Value in lieu of the Compliance Put Roll-Up Shares, pursuant to the Order attached as Exhibit B hereto.]

The undersigned acknowledges that this Compliance Put Exercise Notice is irrevocable and binding on it and that the resulting Sale Transaction shall take place on and subject to the terms of the Shareholders Agreement.

DATED [month] [day], [year].

LIFEBROOK INVESTMENTS LTD.

By:
Name:
Title:

Exhibit A: Order

[Exhibit B: Order]